September 14, 2012

VIA EDGAR

Office of Filings and Information Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	DundeeWealth Funds
File No. 811-21913

Ladies and Gentlemen:

On behalf of DundeeWealth Funds (the “Trust”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) are the following documents

1.	A copy of the Extended Bond Period Endorsement for the Investment Company Blanket Bond No. 82047652 (the “Fidelity Bond”), a stand-alone fidelity bond, in the amount of $1,000,000 (attached as Exhibit A); and

2.	A copy of the resolutions adopted at the meetings of the Board of Trustees held on September 13, 2012, at which a majority of the Trustees who are not “interested persons” of the Trust, as defined by Section 2(a)(19) of the 1940 Act, approved the amount, type, form and coverage of the Fidelity Bond (attached as Exhibit B).

The additional premium of $180.00 was paid for the period October 31, 2012 to November 30, 2012.

Please contact the undersigned at 610-854-0902 with any questions.

Sincerely,

/s/ David C. Lebisky

David C. Lebisky
Secretary

cc:	Diane Drake, Esq.
Josh Deringer, Esq.

EXHIBIT A

FEDERAL INSURANCE COMPANY

Endorsement No.: 5

Bond Number: 82047652

NAME OF ASSURED: DUNDEEWEALTH FUNDS (FKA BHR INSTITUTIONAL FUNDS)

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	October 31, 2011
		to	12:01 a.m. on	November 30, 2012

This Endorsement applies to loss discovered after 12:01 a.m. on October 31, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 5, 2012	By
Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)

EXHIBIT B

DUNDEEWEALTH FUNDS

Authorization to Renew Fidelity Bond Insurance Coverage

RESOLVED, that an extension in the current term of the DundeeWealth Fund’s (the “Trust”) fidelity bond by one month so that it will expire on November 30, 2012, rather than on October 31, 2012, be, and it hereby is, approved; and it is

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, directed to take any and all actions deemed necessary or advisable to enact the foregoing resolution.